

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Michael G. McGuinness
Chief Operating Officer, Chief Financial Officer and Secretary
Manhattan Pharmaceuticals, Inc.
48 Wall Street
New York, New York 10005

> **Re:** **Manhattan Pharmaceuticals, Inc.**
> **Schedule 14A**
> **Filed March 1, 2011**
> **File No. 001-32639**

Dear Mr. McGuinness:

We have completed our review of your response letter dated March 14, 2011 and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director